[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]

Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickTownsend.com

February 3, 2011	direct dial 202 508 5820 direct fax 202 204 5620 JRappoport@kilpatricktownsend.com

Michael Clampitt, Esq.

Attorney Advisor

Securities and Exchange Commission

Washington, DC 20549

Re:	Fraternity Community Bancorp, Inc.
Registration Statement on Form S-1
Amendment Number 4
File Number 333-170215

Dear Mr. Clampitt:

On behalf of Fraternity Community Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-effective Amendment No. 3 to the Registration Statement on Form S-1 filed on January 26, 2011 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on February 1, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

How We determined the Offering Range, page 3

Comment No. 1:

Revise the first full paragraph on page 4 to disclose whether or not selecting a peer group with a ROA of less than ..25% resulted in a higher, lower, or no change in the valuation than if such criteria was not used. If a definitive answer cannot be provided then so state or indicate the appraiser’s belief.

Michael Clampitt, Esq.

February 3, 2011

Response to Comment No. 1:

The requested disclosure has been provided on pages 4 and 120 to 121 of the prospectus.

Recent Developments, page 24

Comment No. 2:

Please revise to disclose the amount of troubled debt restructurings and the balances of accruing loans past due 90 days or more as of December 31, 2010.

Response to Comment No. 2:

The requested disclosure has been provided on page 26 of the prospectus.

Management’s Discussion and Analysis, page 50

Analysis of Nonperforming and Classified Assets, Page 70

Comment No. 3:

We note your table disclosing nonperforming assets on page 71. We also note that the heading to the first section of the titled “Nonperforming loans.” Please revise to label the first section of the table as Nonaccrual loans.

Response to Comment No. 3:

The requested disclosure has been provided on page 72 of the prospectus.

Analysis of Loan Loss Experience, page 77

Comment No. 4:

We note your response to comment 8 of our letter dated January 13, 2011. We re-refer you to this prior comment which asked you to tell us the date of the updated appraisals for the $495,000 loan, the two loans totaling $1,819,218, the $541,932 loan and if your quarterly internal valuations impacted the fair value computed. We could not find your response to this portion of our prior comment. Please advise.

Response to Comment No. 4:

The requested disclosure has been provided on page 79 of the prospectus.

Michael Clampitt, Esq.

February 3, 2011

Financial Statements, page F-2

Comment No. 5:

Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Response to Comment No. 5:

The comment is noted.

Exhibit 23

Comment No. 6:

Provide a current consent of the independent accountant in any amendment.

Response to Comment No. 6:

An updated consent is included as Exhibit 23.2 to the Amended Registration Statement.

* * * *

If you have any questions or further comments, please contact the undersigned at (202) 508-5820.

Very truly yours,

/s/ Joel E. Rappoport
Joel E. Rappoport

Enclosures

cc:	Thomas K. Sterner, Fraternity Community Bancorp, Inc.
Babette Cooper, Securities and Exchange Commission
David Lyon, Securities and Exchange Commission
Gary R. Bronstein, Esq.
Erich M. Hellmold, Esq.